Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

The Company was notified on 13 March 2008 of the following transactions by Directors and Persons Discharging Managerial Responsibility:

On 4 March 2008, the following individuals acquired ordinary shares in the capital of the Company under the Company’s Bonus Share Retention Plan (“BSRP”) at a price of £5.95 per share:

Bob Stack Todd Stitzer	81,737 shares 153,755 shares
Jim Chambers Steve Driver David Macnair Mark Reckitt Matthew Shattock Hank Udow Chris van Steenbergen Rajiv Wahi	71,692 shares 37,273 shares 58,550 shares 57,262 shares 98,332 shares 70,877 shares 32,390 shares 16,555 shares

Subject to certain service and performance related conditions being met, these individuals also acquired on 4 March 2008 an additional interest in the same number of shares as shown; some or all of this additional interest will vest, to the extent those conditions are met, on 4 March 2011.

On 12 March 2008, the following individuals disposed of ordinary shares in the capital of the Company which vested on 4 March 2008 under the 2004-2005 cycle of the Company’s BSRP, the price received in each case being £5.67 per share:

Ken Hanna Bob Stack Todd Stitzer	59,934 shares 46,414 shares 209,669 shares
Mark Reckitt Hank Udow	18,566 shares 26,598 shares

On 12 March 2008, the following persons acquired ordinary shares in the capital of the Company as a result of the maturity of awards made under the 2005-2007 cycle of the Company’s Long Term Incentive Plan (“LTIP”):

Sir John Sunderland Ken Hanna Bob Stack Todd Stitzer	30,890 shares 77,627 shares 61,034 shares 114,390 shares
Steve Driver Mark Reckitt Hank Udow	24,055 shares 24,673 shares 24,454 shares

These shares were acquired for nil consideration.

On 12 March 2008, the following individuals disposed of ordinary shares in the capital of the Company which vested under the 2005-2007 cycle of the Company’s LTIP on 4 March 2008, the price received in each case being £5.67 per share:

Ken Hanna Bob Stack Todd Stitzer	31,908 shares 25,087 shares 47,018 shares
Mark Reckitt Hank Udow	10,152 shares 10,062 shares

On 12 March 2008, the following individual disposed of ordinary shares in the capital of the Company which vested under the 2005-2007 cycle of the Company’s LTIP on 4 March 2008, at a price of £5.69 per share:

Sir John Sunderland 30,890 shares

Following these transactions, the directors of the Company have total interests in ordinary shares in the capital of the Company as shown below (conditional interests being those interests in the Company’s BSRP and LTIP that are subject to performance and service related conditions):

Sir John Sunderland	787,594 shares 295,069 conditional interest
Ken Hanna	627,700 shares 527,352 conditional interest
Bob Stack	1,039,861 shares 629,873 conditional interest
Todd Stitzer	860,029 shares 1,116,591 conditional interest

All transactions were carried out in London.

These announcements are made under Disclosure and Transparency Rule 3.1.4R(1).

Contact:
John Mills, Director of Group Secretariat
Tel: 020 7830 5176

Date: 13 March 2008